

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 14, 2019

Xiaoyang Huang
Chief Executive Officer
HiTek Global Inc.
Unit 304, No. 30 Guanri Road, Siming District,
Xiamen City, Fujian Province, People's Republic of China

    Re: HiTek Global Inc.
            Amendment No. 4 to Registration Statement on Form F-1
            Filed June 6, 2019
            File No. 333-228498

Dear Ms. Huang:

    We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 11, 2019 letter.

Notes to Consolidated Financial Statements, page F-7

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page F-16

1. Please provide qualitative financial statement disclosures of the potential impact Revenue from Contracts with Customers (Topic 606) will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you

determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

Note 16 – Subsequent Events, page F-24

2. Please disclose the specific date through which subsequent events were evaluated. Refer to ASC 855-10-50-1.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products